EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Nine months
						ended
	2002	2003	2004	2005	2006	September 30, 2007
Fixed charges and preferred stock dividends:

Interest	$ 350	$ 345	$ 332	$ 342	$ 413	$ 279

Interest portion of annual rentals	4	4	4	5	6	5

Preferred dividends of subsidiaries (1)	14	11	12	10	15	10

Total fixed charges	368	360	348	357	434	294

Preferred dividends for purpose of ratio	-	-	-	-	-	-

Total fixed charges and preferred dividends for purpose of ratio	$ 368	$ 360	$ 348	$ 357	$ 434	$ 294

Earnings:

Pretax income from continuing operations	$ 736	$ 814	$ 1,105	$ 947	$ 1,732	$ 1,178

Add:
Total fixed charges (from above)	368	360	348	357	434	294

Distributed income of equity investees	11	72	59	73	431	7

Less:
Interest capitalized	29	26	8	28	58	70

Equity in income (loss) of unconsolidated subsidiaries and joint ventures	(55)	5	36	66	156	75

Minority interest in income of consolidated subsidiaries	-	-	-	-	7	23

Total earnings for purpose of ratio	$ 1,141	$ 1,215	$ 1,468	$ 1,283	$ 2,376	$ 1,311

Ratio of earnings to combined fixed charges and preferred stock dividends	3.10	3.38	4.22	3.59	5.47	4.46

Ratio of earnings to fixed charges	3.10	3.38	4.22	3.59	5.47	4.46

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.